

Mail Stop 3030

January 30, 2017

Via E-mail
Frank J. Dellaquila
Executive Vice President and Chief Financial Officer
Emerson Electric Co.
8000 W. Florissant Ave.
P.O. Box 4100
St. Louis, Missouri 63136

>   **Re: Emerson Electric Co.**
>   **Form 10-K for the Fiscal Year ended September 30, 2016**
>   **Filed November 16, 2016**
>   **Form 8-K Filed November 1, 2016**
>   **File No. 001-00278**

Dear Mr. Dellaquila:

We have limited our review of your filing to the financial statements and related disclosures and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to these comments within ten business days by providing the requested information or advise us as soon as possible when you will respond. If you do not believe our comments apply to your facts and circumstances, please tell us why in your response.

After reviewing your response to these comments, we may have additional comments.

Form 8-K Filed November 1, 2016

Exhibit 99.1

1.   We note that you present non-GAAP operating measures which adjust captions from your income statement to include the results that are presented as discontinued operations under ASC 205 in the consolidated financial statements included in your September 30, 2016 Form 10-K. Please tell us why you believe this presentation is meaningful to an investor. In addition, please explain to us how you considered the guidance in Question 100.04 in the updated Compliance and Disclosure Interpretations issued on May 17, 2016 related to the use of individually tailored recognition and measurement methods.

2.   As a related matter, we note that net sales including sales from discontinued operations is presented in the summary on page 1 more prominently than reported sales from continuing operations. In addition, you discuss Fiscal Year Results on an Adjusted Basis and Fourth Quarter Results on an Adjusted Basis on pages 1 and 3 with greater prominence than the related GAAP reported results. These adjusted results appear to be non-GAAP measures although they are not described as such. In future filings please appropriately identify all non-GAAP measures and present the most directly comparable GAAP measure with equal or greater prominence in accordance with Item 10(e)(1)(i)(A) of Regulation S-K and Question 102.10 in the updated Compliance and Disclosure Interpretations issued on May 17, 2016.

3.   We also reference the amounts in table 7 on page 13 under Adjusted Basis Margins. Please explain to us how the adjusted amounts were determined and where you have included the reconciliation to the most comparable GAAP measures, as required by Regulation G. Please note that all reconciliations should start with the GAAP or reported measure so that investors can see the adjustments that lead to the non-GAAP measure.

We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

You may contact Kristin Lochhead at (202) 551-3676 or me at (202) 551-3676 with any questions. You may also reach Martin James, Senior Assistant Chief Accountant, at (202) 551-3671.

Sincerely,

/s/ Brian Cascio

Brian Cascio
Accounting Branch Chief
Office of Electronics and Machinery